CONE MILLS CORPORATION
3101 NORTH ELM STREET
P.O. BOX 26540
GREENSBORO, NC 27415-6540


CONE


June 23, 1999

McGladrey & Pullen, LLP
P.O. Box 2470
Greensboro, North Carolina 27402

We refer to our letter to you on May 20, 1999 relating to the financial statements of the The 401(k) Program of Cone Mills Corporation and The 401(k) Program (Hourly) of Cone Mills Corporation for the period ended December 31, 1998. For the purposes of Forms 11-K to be filed by Cone Mills Corporation, we extend to this date and reaffirm all statements made as of the aforementioned letter of May 20, 1999.




/s/ Gary L. Smith
Gary L. Smith
Executive Vice President and Controller


/s/ Delos R. DeCelle, Jr.
Delos R. DeCelle, Jr.
Manager, HRIS and Benefits Accounting

/ns

                            CONE MILLS CORPORATION
                             3101 North Elm Street
                             Greensboro, NC 27408



                               June 23, 1999


VIA EDGAR

Securities and Exchange Commission
450 5th ST NW
Washington, D.C. 20001

     RE: Cone Mills Corporation (the "Registrant") - Form 11K Cone Mills Corporation Employee Equity Plan - Hourly/ The 401(k) Program (Hourly) of Cone Mills Corporation

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934. I hereby file the annual report on Form 11-K of Cone Mills Corporation Employee Equity Plan - Hourly/The 401(k) Program
(Hourly) of Cone Mills Corporation.

These reports are being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336-379-6568.

Sincerely,

CONE MILLS CORPORATION

/s/     Neil W. Koonce
Title:  Vice President, General Counsel
        and Secretary

Enclosures

c:  Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
    McGladrey & Pullen, LLP (w/enclosures)
    New York Stock Exchange (w/enclosures)

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              FORM 11-K


(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 1998

                                    OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Cone Mills Corporation Employee Equity Plan - Hourly/
           The 401(k) Program (Hourly) of Cone Mills Corporation

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                          CONE MILLS CORPORATION
                           3101 North Elm Street
                           Greensboro, NC 27408

                         THE 401(k) PROGRAM (HOURLY)
                          OF CONE MILLS CORPORATION
                              FINANCIAL REPORT
                              DECEMBER 31, 1998

                                Contents

INDEPENDENT AUDITOR'S REPORT                                         1

FINANCIAL STATEMENTS

  Statement of net assets available for benefits with fund
    information                                                      2

  Statement of changes in net assets available for benefits with
    fund information                                                 3

  Notes to financial statements                                  4 - 6

                 Independent Auditor's Report

To the Advisory Committee
The 401(k) Program (Hourly)
 of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statement of net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation (Plan #017) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the period June 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation as of December 31, 1998 and the changes in net assets available for benefits for the period June 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The Fund Information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, the net assets of the Cone Mills Corporation Employee Equity Plan Hourly ("EEP - Hourly") were merged into the Plan on June 1, 1998. Immediately thereafter, the EEP - Hourly was terminated with the Plan being the survivor.

/s/ McGLADREY & PULLEN, LLP

Greensboro, North Carolina
May 20, 1999

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies

Accounting principles and practices: The Plan's investments are held by The Vanguard Group, Inc. ("Vanguard") in a trust fund. The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among nine investment alternatives (See Note 2). Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.

Note 2.  Description of the Plan

The Plan is a defined contribution plan which became effective on January 1, 1994 under the name Supplemental Retirement Plan Hourly of Cone Mills Corporation. On January 1, 1994, all hourly employees in the "Supplemental Retirement Plan of Cone Mills Corporation" transferred their account balances to this Plan. On June 1, 1998, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets:  Assets of the Plan are included with assets of  "The
401(k) Program of Cone Mills Corporation" in a master trust.

Eligibility: Hourly employees who have attained age 21 and have completed one year of service are eligible for the Plan.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are presently required each year in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Benefits are ordinarily paid in a lump sum distribution in the year following the year of retirement or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of company contributions allocated to such participant, the participant's contributions and investment earnings thereon. Participants receive statements showing the value of their accounts quarterly.

Valuation of assets: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Vesting:  All members' accounts are 100% vested.

Investment   alternatives:   Each  member  has  the  following  nine  investment
alternatives:

  Vanguard 500 Index Fund - Primarily invested in all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.
  Vanguard International Growth Fund - Primarily invested in stocks of high-quality, seasoned companies based outside the United States.
  Vanguard LifeStrategy Moderate Growth Fund - Primarily invested in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.
  Vanguard Small-Cap Index Fund - Primarily invested in a sample of small stocks in the Russell 2000 Index, an unmanaged index of smaller companies.
  Vanguard Total Bond Market Index Fund - Primarily invested in a sample of bonds in the unmanaged Lehman Brothers Aggregate Bond
Index.
  Vanguard U.S. Growth Fund - Primarily invested in common stocks of various public companies.
  Vanguard Wellington Fund - Primarily invested in common and preferred stocks and corporate and government bonds.
  Vanguard Retirement Savings Trust - Primarily invested in fixed income securities such as investment contracts issued by insurance companies and commercial banks, interest-bearing accounts, certificates of deposit and money market investments.
  Cone Mills Stock Fund - Primarily invested in the common stock of Cone Mills Corporation.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Note 3.  Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.

Note 4.  Withdrawals and Loans From the Plan

Under the provisions of the Plan relating to financial hardship, a participant may receive an in-service withdrawal of funds from his plan account. Loans from the Plan are also permitted for up to 50% (maximum of $25,000) of the member's account balance.

Note 5.  Income Tax Status

The Plan is intended to meet the qualification requirements of Section 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. The Plan has received a determination letter from the Internal Revenue Service affirming that the Plan is a qualified trust exempt from income taxes.

Note 6.  Investments

The following table presents the cost and fair values of the Plan's investments at December 31, 1998:

                                                  Cost       Fair Value
* Vanguard 500 Index Fund                    $   126,007    $   141,818
* Vanguard International Growth Fund               2,700          2,909
* Vanguard LifeStrategy Moderate Growth Fund      53,404         56,415
* Vanguard Small-Cap Index Fund                   10,263          9,977
* Vanguard Total Bond Market Index Fund           12,505         12,429
* Vanguard U.S. Growth Fund                    5,768,640      6,459,897
* Vanguard Wellington Fund                     2,012,545      1,887,631
* Vanguard Retirement Savings Trust            5,363,358      5,363,358
* Cone Mills Stock Fund                        3,793,750      2,270,943
* Participant Loans                            1,161,718      1,161,718
                                             $18,304,890    $17,367,095

* Designates party-in-interest

Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

Net assets available for benefits as presented in these
  financial statements                                       $17,653,958
Adjustment of benefits payable                                  (787,721)
Net assets available for benefits as presented in Form 5500  $16,866,237

Note 8.  Plan Merger

The Cone Mills Corporation Employee Equity Plan - Hourly ("EEP - Hourly") was merged into the Plan on June 1, 1998. All of the EEP - Hourly's net assets were transferred into the Plan at that date. Immediately thereafter, the EEP - Hourly was terminated with the Plan being the survivor.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN - HOURLY
FINANCIAL REPORT
JUNE 1, 1998

                               Contents

 INDEPENDENT AUDITOR'S REPORT                                        1

 FINANCIAL STATEMENTS

   Statement of financial condition                                  2

   Statement of income and changes in plan equity                    3

   Notes to financial statements                                  4 -6

                         Independent Auditor's Report

To the Advisory Committee
Cone Mills Corporation
 Employee Equity Plan -Hourly
Greensboro, North Carolina

We have audited the accompanying statements of financial condition of the Cone Mills Corporation Employee Equity Plan Hourly as of June 1, 1998 and December 31, 1997, and the related statements of income and changes in plan equity for the period January 1, 1998 through June 1, 1998 and each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan Hourly as of June 1, 1998 and December 31, 1997, and the changes in plan equity for the period January 1, 1998 through June 1, 1998 and each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan's net assets were merged into the Cone Mills Corporation Supplemental Retirement Plan -Hourly ("SRP -Hourly") on June 1, 1998. Immediately thereafter, the Plan was terminated with the SRP -Hourly being the survivor.

/s/ McGLADREY & PULLEN, LLP

Greensboro, North Carolina
October 23, 1998

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLANT-HOURLY
STATEMENTS OF FINANCIAL CONDITION
JUNE 1, 1998 AND DECEMBER 31, 1997

                                                            1998        1997
Assets:
  Money market account, Crestar Bank                      $      -  $   54,525
  Investment in Cone Mills Corporation common stock at
     market value (shares 365,675)(cost $2,341,418)              -   2,833,985
  Accounts receivable, Cone Mills Corporation               21,115      70,565
  Accounts receivable, participants                         46,456      54,575
  Accrued income receivable                                    143         225
    Total assets                                            67,714   3,013,875

Liabilities:
  Amounts due to Cone Mills Supplemental Retirement
    Plan -Hourly                                            67,714           -
    Total liabilities                                       67,714           -

Equity:
  Amounts allocated to persons who have withdrawn from
    participation in the earnings and operations of the
    Plan                                                         -     230,056
  Other                                                          -   2,783,819
    Net assets available for benefits                      $     -  $3,013,875

See Notes to Financial Statements.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN - HOURLY
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD JANUARY 1, 1998 THROUGH JUNE 1, 1998 AND
YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                1998         1997       1996
Additions:
Interest income                            $    1,647  $     5,577  $    10,513
Cone Mills Corporation contributions          116,929      315,579      390,753
Participants contributions                    255,779      689,177      853,399
Gains realized on distributions of Cone
  Mills Corporation common stock to plan
  participants (market value 1997 $12,012;
  1996 $10,913) (cost 1997 $9,615;
  1996 $6,009)                                       -       2,397        4,904
Gains realized on sales of Cone Mills
  Corporation common stock (proceeds
  1998 $49,458; 1997 $26,877;
  1996 $177,092) (cost 1998 $37,561;
  1997 $21,182; 1996 $98,140)                   11,897       5,695       78,952
Transfers from Cone Mills Corporation
  Employee Equity Plan                          46,534           -      123,933
Unrealized appreciation of investments         690,854           -            -
      Total additions                        1,123,640   1,018,425    1,462,454

Reductions:
  Benefit payments                             103,132     418,929      690,891
  Transfers to Cone Mills Corporation
    Supplemental Retirement Plan - Hourly      139,487     305,041      203,384
  Transfers to Cone Mills Corporation
    Employee Equity Plan                             -      29,420            -
  Unrealized depreciation of investments             -      74,859    1,201,406
  Transfer to merge net assets into Cone
    Mills Corporation Supplemental Retirement
    Plan - Hourly (Note 6)                   3,894,896           -            -
      Total reductions                       4,137,515     828,249    2,095,681

    Increase (decrease) in plan equity      (3,013,875)    190,176     (633,227)

Plan equity:
  Beginning                                  3,013,875   2,823,699    3,456,926
  Ending                                    $        -  $3,013,875   $2,823,699

See Notes to Financial Statements.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN - HOURLY

NOTES TO FINANCIAL STATEMENTS

Note 1.  Accounting Principles and Practices

The assets of the Plan were valued at market. Market for Cone Mills Corporation common stock was based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting was used. Cost for dispositions of stock was determined by the average cost method.

Note 2.  Description of the Plan

The Plan was a defined contribution plan which became effective on January 1, 1994. On January 1, 1994, all hourly employees in the "Employee Equity Plan" transferred their account balances to this Plan. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan were included with assets of the "Employee Equity Plan" in a master trust ("Plans"). Assets were invested primarily in Cone Mills Corporation common stock. A portion of the assets were held in an Other
Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund was used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 were allowed to make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who had attained 60 years of age as of the last day of the prior plan year, were allowed to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members were allowed to transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans were not entitled to select the manner in which their individual accounts were invested.

Market risk: The Plan invested primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan was potentially subject to heightened levels of market risk attributable to its investment concentration.

Eligibility: Hourly employees who had attained age 21 were eligible after completing one year of service.

Member contributions: Members were allowed to contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions were required each period in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions could have been made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account was paid after retirement or other separation from service. Distributions from the Plan must have been paid in cash, except that the receiving member was allowed to receive his distribution in the form of qualifying employer securities unless such a distribution was restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions was the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts were maintained for each plan participant which recorded the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts were 100% vested.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.  Unrealized Appreciation of Investments

The unrealized appreciation of investments as of June 1, 1998, (immediately prior to transfer) December 31, 1997, and 1996 is as follows:

                              1998          1997         1996

                          $ 1,209,982   $  492,567    $522,799

Note 4.  Federal Income Taxes

The Plan was intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan met these requirements, the Plan was not subject to income taxes and members would not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account was deferred until the member received a distribution. A favorable determination letter had been obtained as of June 1, 1998.

Note 5. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                        June 1,     December 31,
                                                         1998         1997

Plan equity as presented in these financial
  statements                                         $         -    $ 3,013,875
Adjustment of benefits payable                                 -       (230,056)
Plan equity as presented in Form 5500                $         -    $ 2,783,819

Net increase (decrease) in plan equity as presented
  in these financial statements                      $(3,013,875)   $   190,176
Adjustment of benefits paid                              230,056        (45,043)
Net increase (decrease) in plan equity as presented
  in Form 5500                                       $(2,783,819)   $   145,133

Note 6.  Plan Merger and Termination

The Plan was merged into the Cone Mills Corporation Supplemental Retirement Plan -Hourly ("SRP - Hourly") on June 1, 1998. All of the Plan's net assets were transferred into the SRP -Hourly at that date. Immediately thereafter, the Plan was terminated with the SRP - Hourly being the survivor.

The 401(k) Program (Hourly) of Cone Mills Corporation

Statement of Net Assets Available for Benefits
With Fund Information
December 31, 1998

                                                                           Vanguard      Vanguard       Vanguard
                                             Vanguard    International   LifeStrategy    Small-Cap      Total Bond
                                             500 Index      Growth         Moderate        Index       Market Index
                                               Fund          Fund        Growth Fund       Fund            Fund
                                           ========================================================================
Assets:
   Investments, at fair value,
     trust funds (Note 6)                  $   141,818   $     2,909    $    56,415   $     9,977      $    12,429
                                           -----------------------------------------------------------------------
Receivables:
    Employer contributions                       1,654           190            381          125               262
    Employee contributions                       4,683           537          1,079          356               742
                                           -----------------------------------------------------------------------
                                                 6,337           727          1,460          481             1,004
                                           -----------------------------------------------------------------------
                  Total assets             $    148,155  $     3,636    $    57,875   $   10,458       $    13,433
                                           =======================================================================
Net Assets Available for Benefits:
    Amounts allocated to persons
      who have withdrawn from
      participation in the earnings
      and operations of the Plan           $     25,614  $       --    $        --    $      166       $        --
   Other                                        122,541        3,636         57,875       10,292             13,433
                                            -----------------------------------------------------------------------
                                           $    148,155  $     3,636   $     57,875   $   10,458       $     13,433
                                            =======================================================================

                                                                         Vanguard
                                              Vanguard     Vanguard     Retirement
                                              US Growth   Wellington     Savings       Cone Mills     Participant
                                                Fund         Fund         Trust        Stock Fund         Loans        Total
                                            ===================================================================================
Assets:
    Investments, at fair value,
      trust funds (Note 6)                 $ 6,459,897   $ 1,887,631   $  5,363,358   $ 2,270,943     $ 1,161,718  $ 17,367,095
                                             ----------------------------------------------------------------------------------
Receivables:
    Employer contributions                      24,612        8,652         24,786        14,193             --          74,855
    Employee contributions                      69,707       24,506         70,199        40,199             --         212,008
                                             ----------------------------------------------------------------------------------
                                                94,319       33,158         94,985        54,392             --         286,863
                                             ----------------------------------------------------------------------------------
                  Total assets            $  6,554,216  $ 1,920,789   $  5,458,343    $ 2,325,335    $ 1,161,718   $ 17,653,958
                                             ==================================================================================

Net Assets Available for Benefits:
    Amounts allocated to persons
        who have withdrawn from
        participation in the earnings
        and operations of the Plan        $    239,340  $   114,608   $    242,836    $   159,554    $     5,603   $    787,721
   Other                                     6,314,876    1,806,181      5,215,507      2,165,781      1,156,115     16,866,237
                                             ----------------------------------------------------------------------------------
                                          $  6,554,216  $ 1,920,789   $  5,458,343    $ 2,325,335    $ 1,161,718   $ 17,653,958
                                             ==================================================================================

See Notes to Financial Statements.

The 401(k) Program (Hourly) of Cone Mills Corporation

Statement of Changes in Net Assets Available for Benefits
With Fund Information
Period June 1, 1998 through December 31, 1998

                                                                              Vanguard       Vanguard      Vanguard
                                                 Vanguard     International  LifeStrategy   Small-Cap     Total Bond
                                                 500 Index       Growth       Moderate        Index      Market Index
                                                   Fund           Fund       Growth Fund      Fund          Fund
                                               =======================================================================
Investment income (loss):
    Gain (loss) on sale of investments        $      1,242    $         2    $        570   $       --   $        8
    Unrealized appreciation (depreciation)
      in fair value of investments                  15,811            209           3,011         (286)         (76)
    Interest and dividends                           1,302             58           1,829          731          167
                                                ----------------------------------------------------------------------
                                                    18,355            269           5,410          445           99
                                                ----------------------------------------------------------------------
Contributions:
    Employer                                         7,283            551           1,476          319          829
    Employee                                        19,304          2,281           4,382        1,094        2,498
    Participant loan repayments                        120            --              140          --             7
                                                ----------------------------------------------------------------------
                                                    26,707          2,832           5,998        1,413        3,334
                                                ----------------------------------------------------------------------
Transfers:
    To merge net assets from Cone Mills
      Corporation Employee Equity
      Plan-Hourly (Note 8)                            --             --                --          --           --
    With other funds                               116,600           558           51,827        8,655        13,153
                                                ----------------------------------------------------------------------
                                                      --             --               --           --
                                                   116,600           558           51,827        8,655        13,153
                                                ----------------------------------------------------------------------
           Total additions                         161,662         3,659           63,235       10,513        16,586
                                                ----------------------------------------------------------------------
Benefits paid directly to participants                215            --                27          --            193
Participant loan withdrawals                       12,934            --             5,246          --          2,932
Other deductions                                      358             23               87           55            28
                                                ----------------------------------------------------------------------
            Total deductions                       13,507             23            5,360           55         3,153
                                                ----------------------------------------------------------------------
            Net increase (decrease)               148,155          3,636           57,875       10,458        13,433

Net assets available for benefits:
    June 1, 1998                                      --             --               --           --            --
                                                ======================================================================
    December 31, 1998                          $  148,155    $     3,636     $     57,875  $    10,458  $     13,433
                                                ======================================================================

                                                                               Vanguard
                                                   Vanguard     Vanguard      Retirement
                                                  US Growth    Wellington      Savings       Cone Mills   Participant
                                                    Fund          Fund          Trust        Stock Fund     Loans          Total
                                                ==================================================================================
Investment income (loss):
    Gain (loss) on sale of investments         $      5,799  $    (15,401)    $       --   $  (416,368)   $      --   $  (424,148)
    Unrealized appreciation (depreciation)
        in fair value of investments                691,257      (124,914)            --    (1,134,431)          --      (549,419)
    Interest and dividends                          426,075       211,953         189,122          --          2,255      833,492
                                                ----------------------------------------------------------------------------------
                                                  1,123,131        71,638         189,122   (1,550,799)        2,255     (140,075)
                                                ----------------------------------------------------------------------------------
Contributions:
    Employer                                        192,922        68,876         222,767      112,484           --       607,507
    Employee                                        630,080       215,057         652,803      309,091           --     1,836,590
    Participant loan repayments                       5,984         2,369           7,270        2,413       (18,303)         --
                                                 ---------------------------------------------------------------------------------
                                                    828,986       286,302         882,840      423,988       (18,303)   2,444,097
                                                 ---------------------------------------------------------------------------------
Transfers:
    To merge net assets from Cone Mills
       Corporation Employee Equity
       Plan-Hourly (Note 8)                             --            --              --     3,894,896           --     3,894,896
    With other funds                               (264,105)       90,232          40,762      (57,682)          --           --
                                                ----------------------------------------------------------------------------------
                                                        --            --              --           --            --
                                                   (264,105)       90,232          40,762    3,837,214           --     3,894,896
                                                ----------------------------------------------------------------------------------
           Total additions                        1,688,012       448,172       1,112,724    2,710,403       (16,048)   6,198,918
                                                ----------------------------------------------------------------------------------
Benefits paid directly to participants              453,402       170,398         609,339      255,257         5,986    1,494,817
Participant loan withdrawals                        396,534       151,807         493,798      120,501    (1,183,752)         --
Other deductions                                     11,707         4,922          20,322        9,310           --        46,812
                                                ----------------------------------------------------------------------------------
           Total deductions                         861,643       327,127       1,123,459      385,068    (1,177,766)   1,541,629
                                                ----------------------------------------------------------------------------------
           Net increase (decrease)                  826,369       121,045         (10,735)   2,325,335     1,161,718    4,657,289

Net assets available for benefits:
    June 1, 1998                                  5,727,847     1,799,744       5,469,078        --              --    12,996,669
                                                ==================================================================================
    December 31, 1998                          $  6,554,216   $ 1,920,789   $   5,458,343  $ 2,325,335  $  1,161,718  $17,653,958
                                                ==================================================================================

See Notes to Financial Statements.

Exhibit 23

McGLADREY & PULLEN, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

CONSENT OF McGLADREY & PULLEN, LLP, INDEPENDENT AUDITOR


We hereby consent to the incorporation by reference in Cone Mills Corporation's Registration Statements on Form S-8 (Nos. 33-31979; 33-51951; and 33-51953) of our reports dated October 23, 1998 with respect to the Cone Mills Corporation Employee Equity Plan - Hourly for the period ended June 1, 1998 and May 20, 1999 with respect to The 401(k) Program (Hourly) of Cone Mills Corporation for the period ended December 31, 1998, such reports included in a Form 11-K.

/s/  McGLADREY & PULLEN, LLP

Greensboro, North Carolina
June 23, 1999

CONE MILLS CORPORAITON
3101 NORTH ELM STREET
P.O. BOX 26540
GREENSBORO, NC 27415-6540

CONE


June 23, 1999



McGladrey & Pullen, LLP
P.O. Box 2470
Greensboro, North Carolina 27402

We refer to our letters to you on October 23, 1998 relating to the financial statements of the Cone Mills Corporation Employee Equity Plan and the Cone Mills Corporation Employee Equity Plan - Hourly for the periods ended June 1, 1998. For the purposes of Forms 11-K to be filed by cone Mills Corporation, we extend to this date and reaffirm all statements made as of the aforementioned letters of October 23, 1998.



/s/ Anthony L. Furr
Anthony L. Furr
Executive Vice President
and Chief Financial Officer



/s/ Delos R. Decelle, Jr.
Delos R. Decelle, Jr.
Manager, HRIS and Benefits Accounting

/ns

                            CONE MILLS CORPORATION
                             3101 North Elm Street
                             Greensboro, NC 27408

                                 June 23, 1999

VIA EDGAR

Securities and Exchange Commission
450 5th ST NW
Washington, D.C. 20001

    RE:    Cone Mills Corporation (the "Registrant") - Form 11K
           Cone Mills Corporation Employee Equity Plan/
           The 401(k) Program of Cone Mills Corporation

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934. I hereby file the annual report on Form 11-K of Cone Mills Corporation Employee Equity Plan/The 401(k) Program of Cone Mills
Corporation.

These reports are being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336-379-6568.

Sincerely,

CONE MILLS CORPORATION

/s/ Neil W. Koonce
Title:  Vice President, General Counsel
        and Secretary

Enclosures

c:   Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
     McGladrey & Pullen, LLP (w/enclosures)
     New York Stock Exchange (w/enclosures)

                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 1998

                                     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Cone Mills Corporation Employee Equity Plan/
                    The 401(k) Program of Cone Mills Corporation

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                             CONE MILLS CORPORATION
                              3101 North Elm Street
                              Greensboro, NC 27408

THE 401(k) PROGRAM OF
CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN
FINANCIAL REPORT
DECEMBER 31, 1998

                                  Contents

INDEPENDENT AUDITOR'S REPORT                                        1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits with fund
    information                                                     2
 Statements of changes in net assets available for benefits
    with fund information                                           3
 Notes to financial statements                                  4 - 6

                     Independent Auditor's Report

To the Advisory Committee
The 401(k) Program
 of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statement of net assets available for benefits of The 401(k) Program of Cone Mills Corporation (Plan #003) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the period June 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program of Cone Mills Corporation as of December 31, 1998 and the changes in net assets available for benefits for the period June 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The Fund Information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, the net assets of the Cone Mills Corporation Employee Equity Plan ("EEP") were merged into the Plan on June 1, 1998. Immediately thereafter, the EEP was terminated with the Plan being the survivor.

/s/ McGLADREY & PULLEN, LLP

Greensboro, North Carolina
May 20, 1999

THE 401(k) PROGRAM
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies

Accounting principles and practices: The Plan's investments are held by The Vanguard Group, Inc. ("Vanguard") in a trust fund. The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among nine investment alternatives (See Note 2). Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.

Note 2.  Description of the Plan

The Plan is a qualified, defined contribution plan which became effective January 1, 1947 under the name of the Supplemental Retirement Plan of Cone Mills Corporation ("SRP"). In 1992, the Plan was amended effective January 1, 1993, to include hourly employees as members in the Plan and to cause other changes which updated and improved the Plan. In 1993, the Plan was amended effective January 1, 1994, to allow members to contribute up to 15% of adjusted total compensation on a before-tax (Section 401(k)) basis. The Supplemental Retirement Plan -Hourly became effective as of January 1, 1994, at which time all hourly employees transferred their account balances to this new plan. On June 1, 1998, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets:  Assets of the Plan are included with assets of the "The
401(k) Program (Hourly) of Cone Mills Corporation" in a master trust.

Eligibility: Salaried employees who have attained age 21 and have completed one year of service are eligible for the Plan.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are presently required each year in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Benefits are ordinarily paid in a lump-sum distribution in the year following the year of retirement or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon. Participants receive statements showing the value of their accounts quarterly.

Valuation of assets: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Vesting:  All members' accounts are 100% vested.

Investment alternatives: Each member has the following nine investment alternatives:
  Vanguard 500 Index Fund -Primarily invested in all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.
  Vanguard International Growth Fund -Primarily invested in stocks of high-quality, seasoned companies based outside the United States.
  Vanguard LifeStrategy Moderate Growth Fund -Primarily invested in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.
  Vanguard Small-Cap Index Fund -Primarily invested in a sample of small stocks in the Russell 2000 Index, an unmanaged index of smaller companies.
  Vanguard Total Bond Market Index Fund -Primarily invested in a sample of bonds in the unmanaged Lehman Brothers Aggregate Bond
Index.
  Vanguard U.S. Growth Fund -Primarily invested in common stocks of various public companies.
  Vanguard Wellington Fund -Primarily invested in common and preferred stocks and corporate and government bonds.
  Vanguard Retirement Savings Trust -Primarily invested in fixed income securities such as investment contracts issued by insurance companies and commercial banks, interest-bearing accounts, certificates of deposit and money market investments.
  Cone Mills Stock Fund -Primarily invested in the common stock of Cone Mills Corporation.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Note 3.  Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.

Note 4.  Withdrawals and Loans From the Plan

Under the provisions of the Plan relating to financial hardship, a participant may receive an in-service withdrawal of funds from his plan account. Loans from the Plan are also permitted for up to 50% (maximum of $25,000) of the member's account balance.

Note 5.  Income Tax Status

The Plan is intended to meet the qualification requirements of Section 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. The Plan has received a determination letter from the Internal Revenue Service affirming that the Plan is a qualified trust exempt from income taxes.

Note 6.  Investments

The following table presents the cost and fair values of the Plan's investments at December 31, 1998:

                                                     Cost       Fair Value
* Vanguard 500 Index Fund                        $  533,569    $   617,077
* Vanguard International Growth Fund                 40,470         42,743
* Vanguard LifeStrategy Moderate Growth Fund         43,330         46,581
* Vanguard Small-Cap Index Fund                      31,213         31,344
* Vanguard Total Bond Market Index Fund              848,432       855,041
* Vanguard U.S. Growth Fund                       21,593,927    24,178,515
* Vanguard Wellington Fund                        12,099,368    11,312,650
* Vanguard Retirement Savings Trust                8,105,570     8,105,570
* Cone Mills Stock Fund                           15,149,432    12,300,898
* Participant Loans                                  395,413       395,413
                                                 $58,840,724   $57,885,832

* Designates party-in-interest.

Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

Net assets available for benefits as presented in these
  financial statements                                         $58,230,778
Adjustment of benefits payable                                  (7,599,285)
Net assets available for benefits as presented in Form 5500    $50,631,493

Note 8.  Plan Merger

The Cone Mills Corporation Employee Equity Plan ("EEP") was merged into the Plan on June 1, 1998. All of the EEP's net assets were transferred into the Plan at that date. Immediately thereafter, the EEP was terminated with the Plan being the survivor.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN
FINANCIAL REPORT
JUNE 1, 1998

                                 Contents

INDEPENDENT AUDITOR'S REPORT                                              1

FINANCIAL STATEMENTS

  Statements of financial condition                                       2
  Statements of income and changes in plan equity                         3
  Notes to financial statements                                        4 -6

                             Independent Auditor's Report

To the Advisory Committee
Cone Mills Corporation
 Employee Equity Plan
Greensboro, North Carolina

We have audited the accompanying statements of financial condition of the Cone Mills Corporation Employee Equity Plan as of June 1, 1998 and December 31, 1997, and the related statements of income and changes in plan equity for the period January 1, 1998 through June 1, 1998 and each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan as of June 1, 1998 and December 31, 1997, and the changes in plan equity for the period January 1, 1998 through June 1, 1998 and each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan's net assets were merged into the Cone Mills Corporation Supplemental Retirement Plan ("SRP") on June 1, 1998. Immediately thereafter, the Plan was terminated with the SRP being the survivor.


/s/ McGLADREY, LLP

Greensboro, North Carolina
October 23, 1998

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN
STATEMENTS OF FINANCIAL CONDITION
JUNE 1, 1998 AND DECEMBER 31, 1997

                                                            1998        1997
Assets:
  Money market account, Crestar Bank                     $      -   $   331,335
  Investment in Cone Mills Corporation common stock
    at market value (shares 2,222,096)(cost $14,228,069)        -    17,221,241
  Accounts receivable, Cone Mills Corporation              34,873       114,105
  Accounts receivable, participants                        80,782        96,682
  Accrued income receivable                                   832         1,367
      Total assets                                        116,487    17,764,730

Liabilities:
  Amounts due to Cone Mills Supplemental Retirement Plan  116,487             -
      Total liabilities                                   116,487             -

Equity:
  Amounts allocated to persons who have withdrawn from
    participation in the earnings and operations of the
    Plan                                                        -     2,277,300
  Other                                                         -    15,487,430
      Net assets available for benefits                  $      -   $17,764,730

See Notes to Financial Statements.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD JANUARY 1, 1998 THROUGH JUNE 1, 1998
AND YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                  1998       1997       1996
Additions:
  Interest income                            $    3,084  $   10,285  $   16,081
Cone Mills Corporation contributions            190,289     528,492     626,338
Participants contributions                      455,142   1,264,013   1,508,352
Gains realized on distributions of Cone
  Mills Corporation common stock to plan
  participants (market value 1998 $47,095
  1997 $842,820; 1996 $2,479,771) (cost
  1998 $35,684; 1997 $663,657;
  1996 $1,389,056)                               11,411     179,163   1,090,715
Gains realized on sales of Cone Mills
  Corporation common stock (proceeds
  1998 $300,544; 1997 $174,015;
  1996 $1,422,921) (cost 1998 $228,250;
  1997 $137,145; 1996 $788,548)                  72,294      36,870     634,373
Transfers from Cone Mills Corporation
  Employee Equity Plan - Hourly                       -      29,420           -
Unrealized appreciation of investments        4,046,432           -           -
      Total additions                         4,778,652   2,048,243   3,875,859

Reductions:
  Benefit payments                              398,237   1,444,451   3,776,304
  Transfers to Cone Mills Corporation
     Supplemental Retirement Plan               466,071     598,148   1,511,159
  Transfers to Cone Mills Corporation
    Employee Equity Plan - Hourly                46,534           -     123,933
  Unrealized depreciation of investments              -     478,515   9,176,348
  Transfer to merge net assets into Cone
    Mills Corporation Supplemental Retirement
    Plan (Note 6)                            21,632,540           -           -
      Total reductions                       22,543,382   2,521,114  14,587,744

      Decrease in plan equity               (17,764,730)   (472,871)(10,711,885)

Plan equity:
  Beginning                                  17,764,730  18,237,601  28,949,486
  Ending                                    $         - $17,764,730 $18,237,601

See Notes to Financial Statements.

CONE MILLS CORPORATION
EMPLOYEE EQUITY PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Accounting Principles and Practices

The assets of the Plan were valued at market. Market for Cone Mills Corporation common stock was based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting was used. Cost for dispositions of stock was determined by the average cost method.

Note 2.  Description of the Plan

The Plan was a defined contribution plan which became effective on May 1, 1989, and was amended and restated on November 16, 1989. In 1990, the Plan was amended effective January 1, 1989, to redefine "compensation" and "salary" as permitted under Section 414(s) of the Internal Revenue Code of 1986 and to conform such definitions to company practices. In 1991, the Plan was amended and restated effective January 1, 1991, to continue compliance under applicable provisions of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. In 1992, the Plan was amended effective January 1, 1993, to include hourly employees as members in the Plan and to cause other changes which updated and improved the Plan. In 1993, the Plan was amended effective January 1, 1994, to allow members to contribute up to 15% of compensation on a before-tax (Section 401(k)) basis. A new plan, the "Employee Equity Plan Hourly" was adopted and all hourly employees transferred their account balances to that plan on January 1, 1994. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan were included with assets of the "Employee Equity Plan - Hourly" in a master trust ("Plans"). Assets were invested primarily in Cone Mills Corporation common stock. A portion of the assets were held in an Other Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund was used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 were allowed to make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who had attained 60 years of age as of the last day of the prior plan year, were allowed to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members were allowed to transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans were not entitled to select the manner in which their individual accounts were invested.

Market risk: The Plan invested primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan was potentially subject to heightened levels of market risk attributable to its investment concentration.

Eligibility: Salaried employees who had attained age 21 were eligible after completing one year of service.

Member contributions: Members were allowed to contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions were required each period in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions could have been made at the discretion of Cone Mills Corporation.

Note 2.           Description of the Plan (continued)

Benefits: The accumulated value of a member's individual account was paid after retirement or other separation from service. Distributions from the Plan must have been paid in cash, except that the receiving member was allowed to receive his distribution in the form of qualifying employer securities unless such a distribution was restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions was the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts were maintained for each plan participant which recorded the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts were 100% vested.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and reductions during the reporting period. Actual results could differ from those estimates.

Note 3.  Unrealized Appreciation of Investments

The unrealized appreciation of investments as of June 1, 1998, (immediately prior to transfer) December 31, 1997, and 1996 is as follows:

                                    1998         1997          1996
                                $ 7,013,042  $ 2,993,172   $ 3,516,313

Note 4.  Federal Income Taxes

The Plan was intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan met these requirements, the Plan was not subject to income taxes and members would not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account was deferred until the member received a distribution. A favorable determination letter had been obtained as of June 1, 1998.

Note 5. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                        June 1,    December 31,
                                                         1998          1997

Plan equity as presented in these financial
  statements                                         $          -   $17,764,730
Adjustment of benefits payable                                  -    (2,277,300)
Plan equity as presented in Form 5500                $          -   $15,487,430

Net decrease in plan equity as presented in these
  financial statements                               $(17,764,730)  $  (472,871)
Adjustment of benefits paid                             2,277,300      (678,962)

Net decrease in plan equity as presented in
  Form 5500                                          $(15,487,430)  $(1,151,833)

Note 6.  Plan Merger and Termination

The Plan was merged into the Cone Mills Corporation Supplemental Retirement Plan ("SRP") on June 1, 1998. All of the Plan's net assets were transferred into the SRP at that date. Immediately thereafter, the Plan was terminated with the SRP being the survivor.

THE 401(k)PROGRAM OF CONE MILLS CORPORATION

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
DECEMBER 31, 1998

                                                          Vanguard         Vanguard      Vanguard
                                              Vanguard   International   LifeStrategy    Small-Cap     Total Bond
                                             500 Index      Growth         Moderate        Index       Market Index
                                               Fund          Fund         Growth Fund      Fund           Fund
                                              =====================================================================
Assets:
     Investments, at fair value,
          trust funds (Note 6)             $    617,077   $     42,743   $    46,581   $    31,344   $    855,041
                                              ---------------------------------------------------------------------
Receivables:
    Employer contributions                        3,438            484           346           375            754
    Employee contributions                       11,464          1,615         1,155         1,249          2,515
                                              ---------------------------------------------------------------------
                                                 14,902          2,099         1,501         1,624          3,269
                                              ---------------------------------------------------------------------

                  Total assets             $    631,979   $     44,842   $    48,082   $    32,968   $    858,310
                                              =====================================================================

Net Assets Available for Benefits:
    Amounts allocated to persons
        who have withdrawn from
        participation in the earnings and
        operations of the Plan             $     23,929   $        827   $       --    $     1,100  $         --
   Other                                        608,050         44,015        48,082        31,868        858,310
                                              ---------------------------------------------------------------------

                                           $    631,979   $     44,842   $    48,082   $    32,968  $     858,310
                                              =====================================================================

                                                                          Vanguard
                                                Vanguard    Vanguard     Retirement
                                               US Growth   Wellington     Savings     Cone Mills   Participant
                                                  Fund        Fund         Trust      Stock Fund      Loans         Total
                                              ==============================================================================
Assets:
     Investments, at fair value,
          trust funds (Note 6)             $  24,178,515  $ 11,312,650  $ 8,105,570  $12,300,898   $  395,413   $ 57,885,832
                                              ------------------------------------------------------------------------------
Receivables:
    Employer contributions                        33,700        13,664        8,347       18,472          --          79,580
    Employee contributions                       112,375        45,563       27,832       61,598          --         265,366
                                              ------------------------------------------------------------------------------
                                                 146,075        59,227       36,179       80,070          --         344,946
                                              ------------------------------------------------------------------------------
                  Total assets             $  24,324,590  $ 11,371,877  $ 8,141,749  $12,380,968   $  395,413   $ 58,230,778
                                              ==============================================================================
    Amounts allocated to persons
        who have withdrawn from
        participation in the earnings and
        operations of the Plan             $   2,376,093  $  1,745,903  $ 2,018,898  $ 1,432,535   $      --    $  7,599,285
   Other                                      21,948,497     9,625,974    6,122,851   10,948,433      395,413     50,631,493
                                              ------------------------------------------------------------------------------
                                           $  24,324,590  $ 11,371,877  $ 8,141,749  $12,380,968   $  395,413   $ 58,230,778
                                              ==============================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM OF CONE MILLS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
PERIOD JUNE 1, 1998 THROUGH DECEMBER 31, 1998


                                                             Vanguard       Vanguard       Vanguard      Vanguard
                                               Vanguard    International   LifeStrategy    Small-Cap     Total Bond
                                               500 Index      Growth         Moderate        Index      Market Index
                                                 Fund          Fund         Growth Fund       Fund          Fund
                                               ======================================================================
Investment income (loss):
    Gain (loss) on sale of investments     $       (329)   $         38   $      (220)   $    (2,550)   $         14
    Unrealized appreciation (depreciation)
        in fair value of investments             83,508           2,273         3,251            131           6,609
    Interest and dividends                        5,729           5,071         1,510          2,297          22,449
                                               ----------------------------------------------------------------------
                                                 88,908           7,382         4,541           (122)         29,072
                                               ----------------------------------------------------------------------
Contributions:
    Employer                                     13,811           1,842         1,488          1,466           2,781
    Employee                                     45,892           7,047         5,076          5,328           9,276
    Participant loan repayments                     370             --             71             --              72
                                               ----------------------------------------------------------------------
                                                 60,073           8,889         6,635          6,794          12,129
                                               ----------------------------------------------------------------------
Transfers:
    To merge net assets from Cone Mills
       Corporation Employee Equity Plan
       (Note 8)                                     --              --            --             --              --
    With other funds                            487,312          28,593        39,851         26,634         824,356
                                               ----------------------------------------------------------------------
                                                487,312          28,593        39,851         26,634         824,356
                                               ----------------------------------------------------------------------
                  Total additions               636,293          44,864        51,027         33,306         865,557
                                               ----------------------------------------------------------------------
Benefits paid directly to participants              --              --            --              95             --
Participant loan withdrawals                      4,109             --          2,906            --            7,199
Other deductions                                    205              22           39             243              48
                                               ----------------------------------------------------------------------
                  Total deductions                4,314              22         2,945            338           7,247
                                               ----------------------------------------------------------------------
            Net increase (decrease)             631,979          44,842        48,082         32,968         858,310

Net assets available for benefits:
    June 1, 1998                                     --             --            --             --              --
                                               ======================================================================
    December 31, 1998                      $     631,979  $      44,842   $    48,082  $      32,968    $    858,310
                                               ======================================================================

                                                                           Vanguard
                                               Vanguard     Vanguard      Retirement
                                              US Growth    Wellington      Savings     Cone Mills     Participant
                                                 Fund         Fund          Trust      Stock Fund        Loans         Total
                                            =====================================================================================
Investment income (loss):
    Gain (loss) on sale of investments      $     82,045  $   (147,247)  $       --  $    (242,057)  $      --     $    (310,306)
    Unrealized appreciation (depreciation)
        in fair value of investments           2,584,588      (786,718)          --     (8,528,272)         --        (6,634,630)
    Interest and dividends                     1,516,106     1,226,690       313,743           --         1,842        3,095,437
                                            -------------------------------------------------------------------------------------
                                               4,182,739       292,725       313,743    (8,770,329)       1,842       (3,849,499)
                                            -------------------------------------------------------------------------------------
Contributions:
    Employer                                     229,408        95,363        59,052       146,181          --           551,392
    Employee                                     884,632       350,723       213,516       447,871          --         1,969,361
    Participant loan repayments                    3,402         1,142           397         1,154       (6,608)             --
                                            -------------------------------------------------------------------------------------
                                               1,117,442       447,228       272,965       595,206       (6,608)       2,520,753
                                            -------------------------------------------------------------------------------------
Transfers:
    To merge net assets from Cone Mills
       Corporation Employee Equity Plan
       (Note 8)                                       --            --           --     21,632,540          --        21,632,540
    With other funds                             (578,654)     (886,957)     (17,433)       76,298          --               --
                                            -------------------------------------------------------------------------------------
                                                 (578,654)     (886,957)     (17,433)   21,708,838          --        21,632,540
                                            -------------------------------------------------------------------------------------
                   Total additions              4,721,527      (147,004)     569,275    13,533,715       (4,766)      20,303,794
                                            -------------------------------------------------------------------------------------
Benefits paid directly to participants          2,172,484     1,731,140    1,832,887     1,105,913          --         6,842,519
Participant loan withdrawals                      205,068        90,454       47,845        42,598     (400,179)             --
Other deductions                                    7,247         3,472        2,895         4,236          --            18,407
                                            -------------------------------------------------------------------------------------
                  Total deductions              2,384,799     1,825,066    1,883,627     1,152,747     (400,179)       6,860,926
                                            -------------------------------------------------------------------------------------
           Net increase (decrease)              2,336,728    (1,972,070)  (1,314,352)   12,380,968      395,413       13,442,868

Net assets available for benefits:
    June 1, 1998                               21,987,862    13,343,947    9,456,101           --           --        44,787,910
                                           ======================================================================================
    December 31, 1998                      $   24,324,590  $ 11,371,877  $ 8,141,749  $ 12,380,968  $  395,413   $    58,230,778
                                           ======================================================================================

See Notes to Financial Statements.

Exhibit 23

McGLADREY & PULLEN, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

CONSENT OF McGLADREY & PULLEN, LLP, INDEPENDENT AUDITOR


We hereby consent to the incorporation by reference in Cone Mills Corporation's Registration Statements on Form S-8 (Nos. 33-31979; 33-51951; and 33-51953) of our reports dated October 23, 1998 with respect to the Cone Mills Corporation Employee Equity Plan for the period ended June 1, 1998 and May 29, 1999 with respect to The 401(k) Program of Cone Mills Corporation for the period ended December 31, 1998, such reports included in a Form 11-K.

/s/ McGLADREY & PULLEN, LLP

Greensboro, North Carolina
June 23, 1999